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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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


                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports 37% Rise in Broadband Subscribers in Q2 2003; Operating Income Remains Strong at NIS 5.2 million (US$1.2 million) dated July 31, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports 37% Rise in Broadband Subscribers in Q2 2003; Operating Income Remains Strong at NIS 5.2 million (US$1.2 million)

Thursday July 31, 7:05 am ET

PETACH TIKVA, Israel, July 31 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported its unaudited financial results for the second quarter of 2003. Revenues for the quarter ended June 30, 2003, were NIS 44.6 million (US$10.3 million) compared with NIS 44.5 million (US$10.3 million) for the first quarter of 2003 and NIS 46.1 million (US$ 10.7 million) for the comparable quarter in 2002. Revenues for the six months reached NIS 89.0 million (US$20.7 million) compared to NIS 91.2 million (US$21.2 million) for the year-earlier period.

Sales and marketing expenses for the latest quarter were NIS 10.1 million (US$
2.3 million) compared to NIS 9.8 million (US$2.3 million) in the first quarter of 2003 and NIS 9.8 million (US$2.3 million) in the second quarter of 2002. First-half sales and marketing expenses were NIS 19.8 million (US$4.6 million) compared to NIS 18.8 million (US$4.4 million) for the comparable 2002 period.

Second-quarter general and administrative expenses increased to NIS 5.5 million (US$1.3 million) from NIS 5.2 million (US$1.2 million) in the previous quarter of 2003 and NIS 4.5 million (US$1 million) in the 2002 second quarter. General and administrative expenses for the six months declined 6.4% to NIS 10.7 million (US$2.5 million) from NIS 11.4 million (US$2.6 million) in the year-earlier period as the company maintained tight cost controls.

Operating income for the quarter reached NIS 5.2 million (US$1.2 million), compared with NIS 4.9 million (US$1.1 million) in the first quarter of 2003 and
7.8 million (US$1.8 million) for the comparable period in 2002. For the six months, operating income reached NIS 10.2 million (US$2.4 million) compared to NIS 10.7 million (US$2.5 million) for the year-earlier period.

Internet Gold reported a second-quarter net profit of NIS 47,000(US$11,000), or NIS 0.003 (US$0.0) per share, compared with net profit of NIS 3.2 million (US$0.7 million) for the first quarter of 2003 and NIS 3.3 million (US$0.8 million), or NIS 0.17 (US$0.04) per share, for second-quarter of 2002. The reason for the decline is Internet Gold's conservative strategy to maintain its cash reserves in US dollars. The company prepares its financial reports in Israeli shekels linked to the consumer price index. During second-quarter 2003 the dollar dropped 8% against the Israeli shekel. Since accounting rules require reporting the difference as financial expense, the currency change created an NIS 5.8 million (US$1.3 million) financial expense. In the second-quarter of 2002 the dollar weakened 2.2% against the shekel, causing Internet Gold to report a NIS 1.2 million (US$0.28 million) financial expense. Net profit for the six months reached NIS 3.2 million (US$0.7 million), or NIS 0.17 (US$0.04) per share, compared to NIS 8.5 million (US$2.0 million), or NIS 0.47 (US$0.11) per share, for the same period last year.

Internet Gold's CEO, Eli Holtzman, commented: "During the second quarter, our aggressive strategy to strengthen our broadband penetration continued to pay off as we attained a 37% increase in broadband subscribers and boosted our market share. This achievement comes, however, at the short-term cost of pressure on revenues as well as lower margins due to fierce competition and high infrastructure costs. We plan to continue our effort to build broadband market share.

"MSN Israel, Internet Gold's successful partnership with Microsoft, continued its positive trend and reported a 145 percent increase in its operating profit. In the quarter, MSN Israel also launched MSN Search, an independent Microsoft search engine, and is making efforts to build its share of the Israeli commercial search market. The company is also seeing the initial revenues from premium Hotmail services, another high-potential business. MSN Israel foresees increased revenues from on-line advertising and expects to report higher operating profits for the second half of 2003.

"During this quarter, Gold Mind, our wholly owned subsidiary specializing in Internet content, launched a new anti-virus Mail Service in addition to its existing activities which are highly profitable, significantly contributing to Gold Mind's net profit, of NIS 1.3 million (before deferred taxes) for the first half of 2003. Gold Mind recently signed an exclusive contract with Play-TV, Playboy's official representative in Israel, to distribute that company's content on the Internet. The new Website is expected to be launched in a few days. The developments mentioned above in Gold Mind and management's expectation of future profits, enabled Gold Mind to recognize a deferred tax asset and deferred tax income in the amount of NIS 2.5 million in the quarter, which reflect the expected tax benefit due to Gold Mind's carried forward losses against its expected profits.

"We recently won the government's tender for providing IT services to Israeli government ministries. We are the only Israeli ISP that has been recognized as a registered provider for government ministries in certain areas including, Microsoft environment, Internet and intranet; management of communications infrastructures and systems, information security and user/customer relationship management systems. Under the contract, we will offer consulting services, technical support and IT project execution to the ministries."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (46.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind which operates Internet based content projects and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    Consolidated Balance Sheets

    Adjusted to NIS of June 2003

                                                                  Convenience
                                                             translation into
                                                                   US Dollars
                          December 31      June 30      June 30       June 30
                                 2002         2002         2003          2003
                             (Audited)      (Unaudited) (Unaudited) (Unaudited)
                                            (in thousands)
     Current assets
     Cash and cash equivalents  86,336       87,159       81,073       18,802
     Trade receivables, net     31,648       30,834       31,570        7,321
     Other receivables          11,611       12,530       12,310        2,854
     Deferred taxes                 --           --        1,000          232
     Total current assets      129,595      130,523      125,953       29,209

     Investments
     Investments in
      investee companies         4,218        4,218        4,218          978
     Long-term loans             4,932        4,299        4,070          944
     Long-term deferred taxes       --           --        1,500          348
                                 9,150        8,517        9,788        2,270

     Property and
      equipment, net            31,433       29,560       29,426        6,825
     Other assets and
      deferred charges           1,251        1,529        1,629          378

     Total assets              171,429      170,129      166,796       38,682

     Current liabilities
     Short-term bank loans      10,603       21,333        4,181          970
     Accounts payable           25,258       23,651       22,070        5,118
     Other payables             11,696       15,475       11,185        2,594
     Total current liabilities  47,557       60,459       37,436        8,682

     Long-term liabilities
     Long-term loans             1,351        2,073          721          167
     Deferred revenues             120          307           70           16
     Liability for
      severance pay, net         3,834        4,017        4,220          979

     Excess of liabilities
      over assets in investees  13,342        9,753       15,914        3,691
     Total long-term
      liabilities               18,647       16,150       20,925        4,853

     Shareholders' equity
     Ordinary shares
      NIS 0.01 par value
      (501,000,000 shares
      authorized; 18,431,500
      shares issued and fully
      paid as at June 30, 2003)    200          200          200           46
     Additional paid in
      capital                  218,063      218,063      218,063       50,571
     Accumulated deficit      (113,038)    (124,743)    (109,828)     (25,470)
     Total shareholders'
      equity                   105,225       93,520      108,435       25,147

     Total liabilities and
      shareholders equity      171,429      170,129      166,796       38,682

     Consolidated Statements of Operations

     Adjusted to NIS of June 2003

                                   Year ended
                                   December 31     Three months ended June 30
                                       2002            2002          2003
                                    (Audited)    (Unaudited)      (Unaudited)
                                                (In thousands)
     Revenues                        186,908          46,127        44,575

     Costs and expenses:
     Cost of revenues                100,963          24,029        23,799
     Selling and marketing
      expenses                        37,647           9,815        10,056
     General and
      administrative expenses         21,508           4,512         5,496

     Total costs and expenses        160,118          38,356        39,351

     Income from operations           26,790           7,771         5,224

     Financing expenses
      (income), net                  (2,180)           1,204         5,794
     Other (income)
      expenses, net                        3            (18)            12

     Net income (loss) after
      financing expenses              28,967           6,585          (582)

     Income tax (tax benefit)             --              --        (2,500)

     Net income after
      income tax                      28,697           6,585         1,918

     Company's share in net
      loss of investees              (1,747)           (773)        (1,871)

     Net income from
      continued operations            27,220           5,812            47

     Company's share in loss of
      a subsidiary from
      discontinued operations        (6,984)         (2,550)            --

     Net income                      20,236           3,262             47

                                                                 Convenience
                                                              translation into
                                                                   US Dollars
                                                                   Six months
                                    Six months ended June 30     ended June 30
                                       2002            2003          2003
                                   (Unaudited)    (Unaudited)    (Unaudited)
                                                  (In thousands)
     Revenues                         91,240          89,096        20,662

     Costs and expenses:
     Cost of revenues                 50,313          48,406        11,226
     Selling and marketing
      expenses                        18,786          19,816         4,596
     General and
      administrative expenses         11,439          10,706         2,483

     Total costs and expenses         80,538          78,928        18,305

     Income from operations           10,702          10,168         2,357

     Financing expenses
      (income), net                  (2,360)           6,870         1,593
     Other (income)
      expenses, net                        1              16             4

     Net income (loss) after
      financing expenses              13,061           3,282           760

     Income tax (tax benefit)             --         (2,500)           580

     Net income after
      income tax                      13,061           5,782         1,340

     Company's share in net
      loss of investees               (1,134)         (2,572)         (596)

     Net income from
      continued operations            11,927           3,210           744

     Company's share in loss of
      a subsidiary from
      discontinued operations        (3,396)              --            --

     Net income                        8,531           3,210           744

     Adjusted to NIS of June 2003

                                   Year ended
                                   December 31     Three months ended June 30
                                       2002            2002          2003
                                    (Audited)      (Unaudited)   (Unaudited)
                                                 (In thousands)
     Earnings per share
      basic and diluted
     Net income per NIS 0.01
      par value of shares
      (in NIS) from continuing
      operations                        1.48            0.32         0.003

     Net (loss) per NIS 0.01
      par value of shares
      (in NIS) from
      discontinued operations          (0.38)          (0.14)           --

     Net income per NIS 0.01
      par value of shares
      (in NIS)                          1.10            0.18         0.003

     Weighted average number
      of shares outstanding
      (in thousands)                  18,432          18,432        18,432

                                                                   Convenience
                                                                   translation
                                                                       into
                                                                     US Dollars
                                                                   Six months
                                    Six months ended June 30     ended June 30
                                       2002            2003           2003
                                   (Unaudited)    (Unaudited)     (Unaudited)
                                                (In thousands)
     Earnings per share
      basic and diluted
     Net income per NIS 0.01
      par value of shares
      (in NIS) from continuing
      operations                        0.65            0.17          0.04

     Net (loss) per NIS 0.01
      par value of shares
      (in NIS) from
      discontinued operations          (0.18)             --            --

     Net income per NIS 0.01
      par value of shares
      (in NIS)                          0.47            0.17          0.04

     Weighted average number
      of shares outstanding
      (in thousands)                  18,432          18,432        18,432

    Statements of Changes in Shareholders' Equity

    Adjusted to NIS of June 2003

                                           Share capital
                                  Number of                       Additional
                               shares NIS 0.01                     paid-in
                                  par value             Amount     capital
                                                                (in thousands)
     For the six months
      ended June 30, 2003
     Balance as at
      January 1, 2003             18,431,500             200       218,063
     Net income for the
      period ended
      June 30, 2003                       --              --            --
     Balance as at June 30,
      2003 (unaudited)            18,431,500             200       218,063

     For the six months
      ended June 30, 2002
     Balance as at
      January 1, 2002             18,431,500             200       218,063
     Net income for the
      period ended
      June 30, 2002                       --              --            --
     Balance as at June 30,
      2002 (unaudited)            18,431,500             200       218,063

     For the three months
      ended June 30, 2003
     Balance as at
      April 1, 2003               18,431,500             200       218,063
     Net income for the
      period ended
      June 30, 2003                       --              --            --
     Balance as at June 30,
      2003 (unaudited)            18,431,500             200       218,063

     For the three months
      ended June 30, 2002
     Balance as at
      April 1, 2002               18,431,500             200       218,063
     Net income for the
      period ended
      June 30, 2002                       --              --            --
     Balance as at June 30,
      2002 (unaudited)            18,431,500             200       218,063

     Balance as at
      January 1, 2002             18,431,500             200       218,063
     Net income for the year              --              --            --
     Balance as at
      December 31, 2002
      (audited)                   18,431,500             200       218,063

                                                   Accumulated
                                                     deficit          Total
                                                          (in thousands)

     For the six months
      ended June 30, 2003
     Balance as at
      January 1, 2003                               (113,038)        105,225
     Net income for the
      period ended
      June 30, 2003                                     3,210          3,210
     Balance as at June 30,
      2003 (unaudited)                              (109,828)        108,435

     For the six months
      ended June 30, 2002
     Balance as at
      January 1, 2002                               (133,274)         84,989
     Net income for the
      period ended
      June 30, 2002                                     8,531          8,531
     Balance as at June 30,
      2002 (unaudited)                              (124,743)         93,520

     For the three months
      ended June 30, 2003
     Balance as at
      April 1, 2003                                 (109,875)        108,388
     Net income for the
      period ended
      June 30, 2003                                        47             47
     Balance as at June 30,
      2003 (unaudited)                              (109,828)        108,435

     For the three months
      ended June 30, 2002
     Balance as at
      April 1, 2002                                 (128,005)         90,258
     Net income for the
      period ended
      June 30, 2002                                     3,262          3,262
     Balance as at June 30,
      2002 (unaudited)                              (124,743)         93,520

     Balance as at
      January 1, 2002                               (133,274)         84,989
     Net income for the year                           20,236         20,236
     Balance as at
      December 31, 2002
      (audited)                                     (113,038)        105,225

     For further information, please contact:

     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     or

     Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                                  Eli Holtzman
                                                  Chief Executive Officer




Date:  July 31, 2003